ALPS ADVISORS, INC.

1290 Broadway, Suite 1100

Denver, CO 80203

RIVERFRONT INVESTMENT GROUP, LLC

1214 East Cary Street

Richmond, VA 23219

December 9, 2014

Mr. Edmund J. Burke, Chairman

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Re:	Financial Investors Trust (the “Trust”) – RiverFront Global Allocation Fund; RiverFront Dynamic Equity Income Fund; RiverFront Moderate Growth & Income Fund; RiverFront Global Growth Fund; and RiverFront Conservative Income Builder Fund

Dear Mr. Burke:

This letter confirms ALPS Advisors, Inc.’s (the “Adviser”) and RiverFront Investment Group, LLC’s (the “Sub-Adviser”) agreement with the Trust to contractually limit the total amount of the “Advisory Fee” and “Other Expenses” that they are entitled to receive from each of the following funds: the RiverFront Global Allocation Fund, the RiverFront Dynamic Equity Income Fund, the RiverFront Moderate Growth & Income Fund, the RiverFront Global Growth Fund and the RiverFront Conservative Income Builder Fund (each, a “Fund” and collectively, the “Funds”).

Class A, Class C, Class I, Investor Class and Class L Shares for the RiverFront Global Growth Fund and Class A, Class C and Class I Shares of the RiverFront Global Allocation Fund, the RiverFront Dynamic Equity Income Fund, the RiverFront Moderate Growth & Income Fund and the RiverFront Conservative Income Builder Fund

To the extent the Total Annual Fund Operating Expenses (as defined in Item 3 to Form N-1A), after such expense reimbursement and/or fee waiver (exclusive of distribution and service (12b-1) fees, shareholder services fees, acquired fund fees and expenses, brokerage commissions, taxes and extraordinary expenses) exceed 0.90% for each of the Class A, Class C and Class I shares of the RiverFront Global Allocation Fund, the RiverFront Dynamic Equity Income Fund, the RiverFront Moderate Growth & Income Fund and the RiverFront Conservative Income Builder Fund, and for the Class A, Class C, Class I, Investor Class and Class L shares of the RiverFront Global Growth Fund, the Adviser will reduce the fee payable with respect to a Fund to the extent of such excess and/or shall reimburse the Fund (or class as applicable) by the amount of such excess. The waiver or reimbursement shall be allocated to each class of each Fund in the same manner as the underlying expenses or fees were allocated.

The Adviser and the Sub-Adviser agree that the above fee waivers and reimbursements for the above Funds are effective from February 28, 2015 through at least February 29, 2016.

* * * * *

The Adviser and the Sub-Adviser agree to allocate any such waivers or reimbursements incurred by the Adviser by attributing 40% of the required amount to the Adviser and 60% of the required amount to the Sub-Adviser.

Each of the Adviser and the Sub-Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that a Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement. Notwithstanding the foregoing, a Fund will not be obligated to pay any such waived or reimbursed fees and expenses more than thirty-six months after the end of the fiscal year in which the fee was waived or expense reimbursed.

ALPS ADVISORS, INC.		RIVERFRONT INVESTMENT GROUP, LLC

By:	/s/ Thomas A. Carter	By:	/s/ Karrie B. Southall
Name:	Thomas A. Carter	Name:	Karrie B. Southall
Title:	President	Title:	Chief Compliance Officer, Director of Operations

Your signature below acknowledges acceptance of this letter agreement:

FINANCIAL INVESTORS TRUST

By:	/s/ Edmund J. Burke
Name:	Edmund J. Burke
Title:	President